Exhibit 99.6

FOR IMMEDIATE RELEASE

Press Contacts:
Cindy Morgan-Olson
+1-212-851-8842
NICE Actimize
cindy.morgan-olson@actimize.com

Investors:
Marty Cohen
+1 212 574 3635 (ET)
Anat Earon-Heilborn
+972 9 775 3798 (CET)
NICE Systems Ltd.
ir@nice.com

NICE Actimize Announces Hedge Fund Trading Compliance Solution

Leveraging Actimize proven industry trading surveillance analytical models, the solution is already being deployed within the hedge fund industry

New York – April 30, 2012 – NICE Actimize, a NICE Systems (NASDAQ:NICE) company and the largest and broadest provider of a single financial crime, risk and compliance software platform for the financial services industry, today announced the availability of a comprehensive hedge fund trading compliance solution designed to monitor the activities of hedge funds across all cash market and derivative asset classes (exchange-traded and OTC). NICE Actimize provides multiple deployment options, including on-premise, as well as hosting in a secure data center as an alternative delivery mechanism to help firms reduce the cost of operating and maintaining software in-house and acquiring market data.

The Actimize Hedge Fund Trading Compliance solution, based on a variation of existing market-proven NICE Actimize technology and representing many years of implementation experience,  includes a broad range of analytical models designed to detect illicit or non-compliant behaviour by combining proven, out-of-the-box detection and investigation capabilities to ensure timely identification of potential compliance issues, such as insider trading, market manipulation, securities fraud, and deceptive practices. With comprehensive audit, query and reporting tools, the NICE Actimize solution provides end-to-end compliance risk management that specifically meets the needs of hedge funds’ complex trading environments and a demonstrable system of surveillance for regulators.

“With the changes imposed by Dodd-Frank legislation, hedge funds must adopt more effective controls to ensure regulatory compliance and better equip themselves to address future regulations,”  said Amir Orad, President and CEO, NICE Actimize.

Orad continued, “To accomplish this, hedge funds must effectively partner with a solutions provider whose approach supports a comprehensive compliance risk management strategy that provides quick assessment of company policies and procedures to combat improper and/or unauthorized dealings. We are already seeing positive response for our specific approach to market needs, due to our combined expertise in addressing customer needs in regulatory compliance and technology innovation.”

According to Miranda Mizen, Director, Equities Research for the TABB Group, a strategic advisory and research firm focused on capital markets, “Regulatory compliance and risk management are top of mind for U.S. hedge funds at the moment, and both regulators and investors are asking for much more information. As a heterogeneous group, hedge funds need quality products and custom solutions that fit the size and nature of their individual businesses to ensure they can balance regulatory compliance with the cost of doing business.”

Leveraging sophisticated analytics, along with configurable thresholds and scoring factors across all derivative asset classes, the Actimize Hedge Fund solution enables efficient use of resources by ensuring a manageable volume of alerts.. Detection scenarios cover a number of issues including: market price manipulation, wash transactions/painting the tape, parking/window dressing, trading ahead of market events (insider dealing), and short selling in connection with public offerings.

NICE Actimize is conducting a webinar, “Hedge Funds: Practical Steps to Building an Effective Compliance Program” on May 3, offering insights on the latest regulatory requirements affecting hedge funds and the reputational and financial risks associated with non-compliance. Qualified hedge funds may register at https://actimize.webex.com/actimize/onstage/g.php?t=a&d=798452593.

NICE Actimize, a NICE Systems (NASDAQ: NICE) company, is the world's largest and broadest financial crime, risk and compliance solutions provider. The company provides real-time and cross-channel fraud prevention, anti-money laundering, enterprise investigations, risk management and trading surveillance solutions built upon a single flexible software platform. Implemented by the majority of the world's largest financial institutions, including all of the top 10 banks, the company's solutions enable clients to mitigate financial crime risk, improve compliance, and reduce operational costs. www.actimize.com.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leader of intent-based solutions that capture and analyze interactions and transactions, realize intent, and extract and leverage insights to deliver impact in real time. Driven by cross-channel and multi-sensor analytics, NICE solutions enable organizations to improve business performance, increase operational efficiency, prevent financial crime, ensure compliance, and enhance safety and security. NICE serves over 25,000 organizations in the enterprise and security sectors, representing a variety of sizes and industries in more than 150 countries, and including over 80 of the Fortune 100 companies.www.nice.com.

Trademark note: Actimize, the Actimize logo, NICE, and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.